04001446

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00759

RECEIVED FEB 2 7 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edward D. Jones & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Road
(No. and Street)

St. Louis (City) MO (State) 63131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Venn (314) 515-4959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steve Novik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

VICKI J. KIRTLINK
Notary Public, STATE OF MISSOURI
City of St. Louis
My Commission Expires 11/5/04

Notary Public
Vicki J. Kirtlink

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

EDWARD D. JONES & CO., L.P.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002
AND ACCOMPANYING SCHEDULES AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL
TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Bank of America Plaza
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500

REPORT OF INDEPENDENT AUDITORS

To Edward D. Jones & Co., L.P.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of changes in partnership capital, of changes in subordinated liabilities and of cash flows present fairly, in all material respects, the consolidated financial position of Edward D. Jones & Co., L.P. and subsidiaries (the "Partnership") at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our 2003 audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2004

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003 AND 2002

ASSETS

(Dollars in thousands)

	2003	2002
CASH AND CASH EQUIVALENTS	$ 167,705	$ 156,135
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	290,000	65,000
RECEIVABLE FROM:		
Customers	2,134,655	1,909,376
Brokers, dealers and clearing organizations	155,083	99,848
SECURITIES OWNED, at market value		
Inventory securities	115,775	204,970
Investment securities	145,238	175,249
EQUIPMENT, PROPERTY AND IMPROVEMENTS, at cost, net of accumulated depreciation	267,806	226,706
OTHER ASSETS	201,946	181,923
TOTAL ASSETS	$ 3,478,208	$ 3,019,207

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003 AND 2002

LIABILITIES AND PARTNERSHIP CAPITAL

(Dollars in thousands)

	2003	2002
PAYABLE TO:		
Customers	$ 1,924,075	$ 1,621,543
Brokers, dealers and clearing organizations	33,598	20,334
SECURITIES LOANED	9,953	10,149
SECURITIES SOLD, NOT YET PURCHASED, at market value	20,318	15,536
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	118,114	116,745
ACCRUED COMPENSATION AND EMPLOYEE BENEFITS	248,493	156,971
	2,354,551	1,941,278
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	408,150	428,875
COMMITMENTS AND CONTINGENCIES		
PARTNERSHIP CAPITAL:		
Partnership capital net of reserve for anticipated withdrawals	656,916	620,192
Reserve for anticipated withdrawals	58,591	28,862
TOTAL PARTNERSHIP CAPITAL	715,507	649,054
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 3,478,208	$ 3,019,207

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in thousands)

	2003	2002
REVENUE:		
Commissions	$ 1,269,605	$ 1,034,719
Asset fees	458,576	425,025
Principal transactions	350,662	403,329
Account fees	254,286	217,339
Interest and dividends	124,262	129,522
Investment banking	43,817	41,055
Gain on investments	-	8,055
Other revenue	21,102	7,018
Total revenue	2,522,310	2,266,062
Interest expense	51,875	48,381
Net revenue	2,470,435	2,217,681
OPERATING EXPENSES:		
Compensation and benefits	1,448,485	1,279,668
Communications and data processing	256,426	252,187
Occupancy and equipment	250,246	232,308
Payroll and other taxes	90,349	80,810
Floor brokerage and clearance fees	13,915	13,961
Advertising	41,312	43,797
Other operating expenses	173,176	165,473
Total operating expenses	2,273,909	2,068,204
NET INCOME	$ 196,526	$ 149,477
NET INCOME ALLOCATED TO:		
Limited partner	$ 195,559	$ 147,706
General partner	967	1,771
	$ 196,526	$ 149,477

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in thousands)

	Limited Partnership Capital	General Partnership Capital	Total
Partnership capital net of reserve for anticipated withdrawals, December 31, 2001	$ 559,757	$ 5,655	$ 565,412
Net income	147,706	1,771	149,477
Contributions	28,588	288	28,876
Withdrawals and distributions	(93,487)	(1,224)	(94,711)
Total Partnership Capital	**642,564**	**6,490**	**649,054**
Reserve for anticipated withdrawals	(28,574)	(288)	(28,862)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2002	613,990	6,202	620,192
Net income	195,559	967	196,526
Contributions	12,799	129	12,928
Withdrawals and distributions	(113,996)	(143)	(114,139)
Total Partnership Capital	**708,352**	**7,155**	**715,507**
Reserve for anticipated withdrawals	(58,006)	(585)	(58,591)
Partnership capital net of reserve for anticipated withdrawals, December 31, 2003	$ 650,346	$ 6,570	$ 656,916

Included in Total Partnership Capital as of December 31, 2003 and 2002 is a Reserve for Anticipated Withdrawals which the Partnership distributed to its General and Limited Partners subsequent to year end.

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN SUBORDINATED LIABILITIES

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in thousands)

	2003	2002
Balance, beginning of year	$ 428,875	$ 205,600
Issuance of subordinated liabilities	-	250,000
Repayments of subordinated liabilities	(20,725)	(26,725)
Balance, end of year	$ 408,150	$ 428,875

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in thousands)

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 196,526	$ 149,477
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities -		
Depreciation and amortization	80,105	76,824
Gain on sale of investments	-	(8,055)
Changes in assets and liabilities:		
Securities purchased under agreements to resell	(225,000)	15,000
Net receivable from customers	77,253	(8,000)
Net receivable from brokers, dealers and clearing organizations	(41,971)	(41,416)
Securities owned, net	123,988	(100,343)
Other assets	(20,023)	1,622
Securities loaned	(196)	(122,082)
Accounts payable and accrued expenses	1,369	(1,675)
Accrued compensation and employee benefits	91,522	(23,414)
Net cash provided by/(used in) operating activities	283,573	(62,062)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment, property and improvements, net	(121,205)	(86,553)
Proceeds from sales of investments	-	8,086
Net cash used in investing activities	(121,205)	(78,467)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of subordinated liabilities	-	250,000
Repayment of subordinated liabilities	(20,725)	(26,725)
Contribution of partnership capital	12,928	28,876
Withdrawals and distributions from partnership capital	(143,001)	(130,845)
Net cash (used in)/provided by financing activities	(150,798)	121,306
Net increase/(decrease) in cash and cash equivalents	11,570	(19,223)
CASH AND CASH EQUIVALENTS, beginning of year	156,135	175,358
CASH AND CASH EQUIVALENTS, end of year	$ 167,705	$ 156,135
Cash paid for interest	$ 52,332	$ 52,510

The accompanying notes are an integral part of these consolidated financial statements.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of Edward D. Jones & Co., L.P. ("EDJ") and all wholly owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Investments in nonconsolidated companies which are at least 20% owned are accounted for under the equity method. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the capital in the Partnership. JFC is the sole limited partner. JFC's wholly owned subsidiary, EDJ Holding Company, Inc., is the sole general partner.

The Partnership comprises three registered broker/dealers primarily serving individual investors. The Partnership derives its revenues from the sale of listed and unlisted securities and insurance products, investment banking and principal transactions and as a distributor of mutual fund shares. The Partnership conducts business throughout the United States of America, Canada and the United Kingdom with its customers, various brokers, dealers, clearing organizations, depositories and banks.

The financial statements have been prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires the use of certain estimates by management in determining the Partnership's assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Substantially all of the Partnership's short-term financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables. Similarly, the Partnership's short-term liabilities are recorded at contracted amounts approximating fair value.

Transaction Risk

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for customers. The Partnership may be exposed to risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to customers, the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

Revenue Recognition

Customers' transactions are recorded on a settlement date basis and the related commissions, principal transactions and investment banking revenues are recorded on a trade date basis. All other forms of revenue are recorded on an accrual basis.

Commissions comprise charges to customers for the sale of securities, insurance products and mutual fund shares.

Asset revenues are comprised primarily of service fees (12b-1) and other revenues received under agreements with mutual fund and insurance companies based on the underlying value of the Partnership's customers' assets invested in those companies' products. The asset based portion of the Partnership's revenues related to its interest in the Edward Jones Money Market Fund is also included in asset revenues.

Principal transactions revenue is the result of the Partnership's participation in market-making activities in over-the-counter corporate securities, municipal obligations, U.S. Government obligations, including general obligations and revenue bonds, unit investment trusts and mortgage-backed securities.

Account revenues include fees received from mutual fund companies for sub-transfer agent accounting services performed by the Partnership and self-directed IRA custodian account fees. Account revenue also includes other (non-commission) transaction fee revenues charged to customers or received from mutual fund and insurance companies.

Investment banking revenues are derived from the Partnership's underwriting and distribution of securities on behalf of issuers or existing holders of securities.

Interest and dividend income is earned primarily on margin account balances, inventory securities and investment securities.

During 2002, the Partnership sold all of the shares it received from its memberships in the London Stock Exchange and Toronto Stock Exchange when they demutualized. The Partnership realized an $8,055 gain on the sale of these shares.

The Partnership derived 55% and 49% of its revenues for years ended December 31, 2003 and 2002 from commission revenues, asset fees, account fees and other revenues related to mutual fund products.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments, including money market securities, with original maturities of three months or less to be cash equivalents.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Partnership participates in short-term resale agreements and repurchase agreements collateralized by U.S. government and agency securities. The market value of the underlying collateral as determined daily, plus accrued interest thereon, must equal or exceed 102% of the carrying amount of the transaction. It is the Partnership's policy to have such underlying resale agreement collateral deposited in its accounts at its custodian banks. Repurchase transactions require the Partnership to deposit collateral with the lender. Resale and repurchase agreements are carried at the amount at which the securities will be subsequently resold/repurchased as specified in the agreements.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash or other collateral with the lender. In securities loaned transactions, the Partnership receives collateral in the form of cash or other

collateral. Collateral for both securities borrowed and securities loaned is based on 102% of the market value of the underlying securities loaned. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report as an asset collateral it has received in secured lending and other arrangements when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, including inventory securities and investment securities, are valued at market value which is determined by using quoted market or dealer prices.

Equipment, Property and Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to twelve years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts. The cost of maintenance and repairs is charged against income as incurred, whereas significant enhancements are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair market value.

Segregated Cash

Cash of $51 and $53, respectively, was segregated in a special reserve bank account for the benefit of customers, and is included in Cash and Cash Equivalents as of December 31, 2003 and 2002 under rule 15c3-3 of the Securities and Exchange Commission.

Income Taxes

Income taxes have not been provided for in the consolidated financial statements since Edward D. Jones & Co., L.P. is organized as a partnership and each partner is liable for its own tax payments.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation.

2. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS:

Accounts receivable from and payable to customers include margin balances and amounts due on cash transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request. The Partnership pays interest on certain credit balances in customer accounts.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

The components of receivable from and payable to brokers, dealers and clearing organizations are as follows:

	2003	2002
Receivable from clearing organizations	$ 131,911	$ 74,805
Securities failed to deliver	9,929	15,601
Dividends receivable	5,653	6,303
Deposits paid for securities borrowed	4,307	1,601
Other	3,283	1,538
Total receivable from brokers, dealers and clearing organizations	$ 155,083	$ 99,848
Securities failed to receive	$ 23,855	$ 18,067
Other	9,743	2,267
Total payable to brokers, dealers and clearing organizations	$ 33,598	$ 20,334

Receivable from clearing organizations represents balances and deposits with clearing organizations and the Partnership's Canadian carrying broker. Securities failed to deliver/receive represent the contract value of securities which have not been received or delivered by settlement date.

4. SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and sold, not yet purchased are summarized as follows (at market value):

	2003		2002	
	Securities Owned	Securities Sold, Not Yet Purchased	Securities Owned	Securities Sold, Not Yet Purchased
Inventory securities:				
Certificates of deposit	$ 7,487	$ 3,241	$ 3,340	$ 730
U.S. and Canadian government and U.S. agency obligations	13,251	7,319	68,571	2,899
State and municipal obligations	60,605	519	124,299	383
Corporate bonds and notes	22,996	3,995	5,585	9,238
Equities	2,872	5,141	1,545	250
Collateralized mortgage obligations	4,771	-	480	-
Other	3,793	103	1,150	2,036
	$ 115,775	$ 20,318	$ 204,970	$ 15,536
Investment securities:				
U.S. government and agency obligations	$ 145,238		$ 175,249	

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in inventory securities owned, interest rates and market conditions. Futures contracts are settled daily, and any gain or loss is recognized in principal transactions revenue. The notional amount of futures contracts sold was $12,000 and $10,000 at December 31, 2003 and 2002, respectively.

5. EQUIPMENT, PROPERTY AND IMPROVEMENTS:

Equipment, property and improvements are summarized as follows:

	2003	2002
Equipment, furniture and fixtures	$ 529,062	$ 480,091
Buildings and improvements	240,684	167,858
Total equipment, property and improvements	769,746	647,949
Accumulated depreciation and amortization	(501,940)	(421,243)
Equipment, property and improvements, net	$ 267,806	$ 226,706

Depreciation expense on equipment and leasehold improvements is included in the consolidated statements of income under Communications and Data Processing and Occupancy and Equipment. During 2003, the Partnership purchased, for a cost of $60,400, two buildings, one in Tempe, Arizona, and one in St. Louis, Missouri. Both buildings were previously occupied by the Partnership under operating leases.

6. BANK LOANS:

The Partnership borrows from banks on a short-term basis primarily to finance customer margin balances and inventory securities. As of December 31, 2003, the Partnership had bank lines of credit aggregating $1,160,000 of which $1,110,000 were through uncommitted facilities. Actual borrowing availability is primarily based on the value of securities owned and customers' margin securities. At December 31, 2003, collateral with a market value of $1,963,000 was available to support secured bank loans. There were no bank loans outstanding under these lines as of December 31, 2003 or 2002.

Interest is at a fluctuating rate based on short-term lending rates. During the twelve months ended December 31, 2003, the Partnership had bank loans outstanding for one day of $50,000 at an interest rate of 1.98%. The daily average of the aggregate short-term bank loans outstanding was $165,000 and the average interest rate was 2.4% for the year ended December 31, 2002.

7. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Liabilities subordinated to the claims of general creditors consist of:

	2003	2002
Capital notes, 7.33%, due in annual installments of $50,000 commencing on June 12, 2010, with a final installment on June 12, 2014.	$ 250,000	$ 250,000
Capital notes, with rates ranging from 7.51% to 7.79%, due in annual installments ranging from $3,700 to $25,000, commencing on August 15, 2005, with a final installment of $3,700 on August 15, 2011.	75,000	75,000
Capital notes, 8.18%, due in annual installments of $10,500, with a final installment on September 1, 2008.	52,500	63,000
Capital notes, 7.95%, due in annual installments of $10,225, with a final installment of $10,200 on April 15, 2006.	30,650	40,875
	$ 408,150	$ 428,875

Required annual principal payments, as of December 31, 2003, are as follows:

2004	$ 20,725
2005	43,225
2006	45,700
2007	23,200
2008	14,200
Thereafter	261,100
	$ 408,150

The capital note agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2003, the Partnership was required, under the note agreements, to maintain minimum partnership capital of $400,000 and Net Capital as computed in accordance with the uniform Net Capital rule of 5% of aggregate debit items, or $104,288 (see Note 8).

The subordinated liabilities are subject to cash subordination agreements approved by the New York Stock Exchange and, therefore, are included in the Partnership's computation of Net Capital under the Securities and Exchange Commission's uniform Net Capital rule. The Partnership has estimated the fair value of the subordinated capital notes to be approximately $428,800 and $466,000 as of December 31, 2003 and 2002, respectively.

8. NET CAPITAL REQUIREMENTS:

EDJ is subject to the Net Capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934 and the capital rules of the New York Stock Exchange. Under the alternative method permitted by the rules, EDJ must maintain minimum Net Capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. The Net Capital rule also provides that partnership capital may not be withdrawn if resulting Net Capital would be less than 5% of aggregate debit items. Additionally, certain withdrawals require the consent of the SEC to the extent they exceed defined levels, even though such withdrawals would not cause Net Capital to be less than 5% of aggregate debit items.

At December 31, 2003, EDJ's Net Capital of $578,965 was 27.8% of aggregate debit items and its Net Capital in excess of the minimum required was $537,250. Net Capital as a percentage of aggregate debits after anticipated withdrawals was 27.3%. Net Capital and the related capital percentages may fluctuate on a daily basis.

At December 31, 2003, the Partnership's foreign broker-dealer subsidiaries were in compliance with regulatory capital requirements in the jurisdictions in which they operate.

9. EMPLOYEE BENEFIT PLAN:

The Partnership maintains profit sharing plans covering all eligible employees. Contributions to the plans are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis. Approximately $47,800 and $35,600 were provided by the Partnership for its contributions to the plans for the years ended December 31, 2003 and 2002, respectively.

10. COMMITMENTS:

The Partnership leases a significant portion of its St. Louis headquarters, certain equipment, and furniture and fixtures from a subsidiary of JFC under terms of noncancelable triple net leases expiring through 2008. As of December 31, 2003, fixed annual rentals under these leases are approximately $13,000. The Partnership reimbursed the lessor $8,300 and $9,900 during 2003 and 2002, respectively, for building operating expenses.

Additionally, the Partnership leases headquarters office space, furniture, computers and communication equipment under various operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years. Rent expense was $198,600 and $194,800 for the years ended December 31, 2003 and 2002, including $15,800 and $15,900, respectively, paid to a subsidiary of JFC.

The Partnership's noncancelable lease commitments greater than one year as of December 31, 2003, are summarized below:

Year	
2004	$ 131,030
2005	69,469
2006	50,406
2007	32,820
2008	20,393
Thereafter	132,124
	$ 436,242

11. CONTINGENCIES:

In the normal course of business, the Partnership has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, certain of which legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Partnership is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgements, fines or penalties. Recently, the number of investigations has increased with a focus on mutual fund issues among many firms in the financial services industry, including the Partnership.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, or actions which are in very preliminary stages, the Partnership cannot predict with certainty the eventual loss or range of loss related to such matters. The Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of these actions will not have a material adverse effect on the consolidated financial condition of the Partnership, although the outcome could be material to the Partnership's future operating results for a particular period or periods.

12. RELATED PARTIES:

The Partnership is charged management fees by JFC for the salaries of its partners who provide services to the Partnership and interest expense on a portion of the capital JFC has invested in EDJ. Charges for salaries amounted to $17,300 and $16,900 for the years ended December 31, 2003 and 2002, respectively, and are included in compensation and benefits expense. In addition, interest expense includes $16,900 and $17,300 paid to JFC for capital utilized during the years 2003 and 2002, respectively.

EDJ has a minority partnership interest in the investment advisor to the Edward Jones Money Market Fund (the "Money Market Fund"). The Partnership does not have management responsibility for the advisor. Other than the Money Market Fund, the Partnership does not distribute any other proprietary funds. Approximately 3.0% of the Partnership's revenues were derived from the advisor and the Money Market Fund during 2003 and 2002.

SCHEDULE I

EDWARD D. JONES & CO., L.P.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

(Dollars in thousands)

NET CAPITAL:		
Total partnership capital		$ 715,507
Deduct partnership equity not allowable for Net Capital		(82,414)
Total partnership capital qualified for Net Capital		633,093
Add -		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		408,150
B. Other allowable credits - Flow-through capital benefit from subsidiary		23,253
		1,064,496
Deductions and/or charges-		
A. Nonallowable assets	$ 457,226	
B. Aged fails-to-deliver		
1. Number of items -- 39	33	
C. Aged short security differences		
1. Number of items -- 122	1,192	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges	4,409	(462,860)
Net Capital before haircuts on securities positions		$ 601,636

NET CAPITAL (continued):	$ 601,636
Net Capital before haircuts on securities positions	
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	
A. Contractual securities commitments	1,905
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. Bankers' acceptances, certificates of deposit and commercial paper	299
2. U.S. and Canadian government obligations	3,520
3. State and municipal government obligations	4,296
4. Corporate obligations	4,110
5. Stocks and warrants	8,168
8. Other	373
D. Undue concentration	-
E. Other	-
NET CAPITAL	578,965
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:	
2% of combined aggregate debit items as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the Net Capital computation	41,715
Excess Net Capital	$ 537,250
Percentage of Net Capital to aggregate debits	27.8%
Percentage of Net Capital, after anticipated capital withdrawals, to aggregate debits	27.3%
Net Capital in excess of 5% of aggregate debit items	$ 474,677

No material differences exist between the audited Computation of Net Capital (Schedule I) and that included in the Partnership's unaudited December 31, 2003 FOCUS Report Part II.

SCHEDULE II

EDWARD D. JONES & CO., L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2003

(Dollars in thousands)

CREDIT BALANCES:

Free credit balances and other credit balances in customers' security accounts	$ 1,782,466
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	9,906
Customers' securities failed to receive	23,326
Credit balances in firm accounts which are attributable to principal sales to customers	8,726
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	23
Market value of short security count differences over 7 calendar days old	357
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 7 calendar days	4,163
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	834
Total 15c3-3 credit items	$ 1,829,801

DEBIT BALANCES:

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ 2,084,107
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	1,655
Aggregate debit items	2,085,762
Less 3% (for alternative method)	(62,573)
Total 15c3-3 debit items	2,023,189
RESERVE COMPUTATION - Total debits over total credits	$ 193,388
Segregated cash on deposit for the benefit of customers at December 31, 2003	$ 51

No material differences exist between the audited Computation for Determination of Reserve Requirements (Schedule II) and that included in the Partnership's unaudited December 31, 2003 FOCUS Report Part II.

EDWARD D. JONES & CO., L.P.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3

AS OF DECEMBER 31, 2003

(Dollars in thousands)

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ 29
A. Number of items	4
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ 73
A. Number of items	12

No material differences exist between the audited Information Relating to Possession or Control Requirements (Schedule III) and that included in the Partnership's unaudited December 31, 2003 FOCUS Report Part II.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Bank of America Plaza
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Edward D. Jones & Co., L.P.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Edward D. Jones & Co., L.P. (the "Partnership") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners and management of the Partnership, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004